
October 13, 2010

David Price
Chief Financial Officer
EDGAR Online, Inc.
50 Washington Street
Norwalk, Connecticut 06854

>   **Re: EDGAR Online, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed July 26, 2010, as revised September 27, 2010**
>   **File No. 001-32194**

Dear Mr. Moyer:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any revisions to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. With your next response, please submit a letter from the company with the acknowledgements we requested at the end of our letter dated August 23, 2010.

2. We note your response to comment two in our letter dated August 23, 2010. In addition to indicating that the proxy statement is a preliminary copy, please also indicate that each form of proxy included with the proxy statement is a preliminary copy. See Rule 14a-6(c)(1).

The Merger Transaction, page 23

Factors Considered by, and Recommendation of, the EDGAR Online Board of Directors, page 27

3. We note your responses to comments 14 and 15 in our letter dated August 23, 2010 and reissue these comments. Please expand your disclosure to indicate whether your board of directors viewed the "various data and considerations" listed on page 29 as supporting the merger or not. In addition, please expand your disclosure regarding such "various data and considerations" to explain how they were taken into account for this transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Catherine Brown, Attorney-Advisor, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Justin W. Chairman
        Morgan, Lewis & Bockius LLP